SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number : 1-14118

PRESS RELEASE #07/06

QUEBECOR WORLD ANNOUNCES INVESTMENT IN WIDE-WEB
OFFSET PRESSES FOR CORBY, UK FACILITY

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

February 23, 2006                                                                                                                                   07/06

For immediate release                                                                                                                     page 1 of 1

QUEBECOR WORLD ANNOUNCES INVESTMENT IN WIDE-WEB
OFFSET PRESSES FOR CORBY, UK FACILITY

Montréal, Canada – Quebecor World Inc. (NYSE:IQW, TSX: IQW.SV) is pleased to announce a major investment program for its Corby facility in the United Kingdom. The investment plan includes the installation of two state-of-the-art KBA 818 72-page presses equipped with the latest technology which will improve efficiency and further enhance customer service.

"This investment will allow the Corby facility to capitalise on the vibrant magazine and retail insert market in the United Kingdom and underlines the Company's position as a leading web-offset printer in the UK," said Andrew Parker, Managing Director, Quebecor World Corby.

The new wide-web presses will benefit from leading-edge technology. These new presses will run faster and deliver greater throughput than other wide-web presses in the market today. The presses will also be equipped with the latest automated systems to provide maximum efficiency and the highest level of quality for our customers. The first press is expected to be operational in latter half of the third quarter of 2006.

The investment is part of Quebecor World's previously announced European investment plan and follows successful negotiations with the employees' representatives that will bring the facility's costs inline with market improving its competitive position in today's challenging marketplace.

About Quebecor World

Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World has approximately 31,000 employees working in more than 130 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

For further Information contact:

Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070
Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     February 23, 2006